EXHIBIT 99.1

STEALTH BIOTHERAPEUTICS CORP

PROXY STATEMENT

General

The board of directors of Stealth BioTherapeutics Corp (the “Company,” “we,” “us” or “our”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on March 25, 2020 at 8:30 a.m., Cayman Islands time. In light of COVID-19 concerns, the AGM will be a telephonic meeting. There will not be a physical meeting location, and shareholders will not be able to attend the annual meeting in person. All references in this proxy statement to “in person” shall mean “in person (via teleconference).”

To join the AGM by teleconference, please use the following connection information:

•	1-646-558-8656 and enter the participant code 494-870-9846 followed by the # key.

•	Additional local connection numbers for certain jurisdictions are set forth on Exhibit A to this proxy statement.

On or about March 12, 2020, we first mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on the Investors & News section of the Company’s website at www.stealthbt.com and on the SEC’s website at www.sec.gov on a Report on Form 6-K.

Record Date, Share Ownership and Quorum

Only the holders of record of ordinary shares, $0.0003 par value per share (the “Ordinary Shares”), of the Company as at the close of business on March 6, 2020, Cayman Islands time (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder on the Register of Members of the Company on the Record Date for the AGM.

As of the close of business on the Record Date, 436,720,810 Ordinary Shares were issued and outstanding. One or more shareholders holding at least a majority of the paid up voting share capital of the Company present in person or by proxy and entitled to vote at the AGM will constitute a quorum of shareholders.

Voting and Solicitation

Each Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. The resolutions to be put to the vote at the AGM will be approved by an ordinary resolution (i.e. a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting in person or by proxy at the AGM).

Voting by Holders of Ordinary Shares

Ordinary Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (see below) (by returning the proxy card) must be received by us no later than 8:30 a.m., Cayman Islands time, on March 25, 2020 to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder in the Register of Members of the Company as maintained by Intertrust Corporate Services (Cayman) Limited (“Intertrust”) (i.e., you are a registered shareholder), our share transfer agent, this proxy statement, the notice of AGM and the proxy card will be mailed to you by us. You may provide voting instructions by returning a proxy card. You also may attend the AGM and vote in person. If you own Ordinary Shares of record and you do not vote by proxy or in person at the AGM, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, custodian, depositary, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be provided to you by your bank, custodian, depositary, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Ordinary Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, custodian, depositary, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Voting by Holders of ADSs

Holders of our American Depositary Shares (“ADSs”) (each of which represents 12 Ordinary Shares) may only exercise their voting rights with respect to the underlying Ordinary Shares in accordance with the provisions of the deposit agreement governing our ADSs.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands with a copy to our Chief Legal Counsel at Henry.Hess@stealthbt.com, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A beneficial owner owning Ordinary Shares in street name may revoke or change voting instructions by contacting the bank, custodian, depositary, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend our AGM in person, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 8:30 a.m., Cayman Islands time, on March 25, 2020.

PROPOSAL 1:

REELECTION OF CLASS I DIRECTORS

Our Amended and Restated Memorandum and Articles of Association, referred to as our Articles of Association, provide that the minimum and maximum number of directors to be appointed shall be set by our board of directors. Our Articles of Association also provide that our directors may be removed by the affirmative vote of the holders of a majority of our Ordinary Shares present in person or by proxy and entitled to vote, and that our board of directors has the power to appoint a director, either as a result of a casual vacancy or as an additional director.

In accordance with the terms of our Articles of Association, our board of directors is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. We have set a maximum limit of Directors to be appointed to the Company as seven and currently have seven members of the board of directors. The members of the classes are divided as follows:

•	the Class I directors are Gerald L. Chan and Edward P. Owens, and their term will expire at the AGM;

•	the Class II directors are Dr. Louis Lange, Dr. Lu Huang and Francis W. Chen, and their term will expire at the annual general meeting of shareholders to be held in 2021; and

•	the Class III directors are Kevin F. McLaughlin and Reenie McCarthy, and their term will expire at the annual general meeting of shareholders to be held in 2022.

Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual general meeting of shareholders in the year in which their term expires.

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that, of our seven directors, five do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules.

Our board of directors has nominated Mr. Chan and Mr. Owens for re-election as Class I directors at the AGM. Each of the nominees is presently a director, and each has indicated a willingness to continue to serve as director, if elected. If a nominee becomes unable or unwilling to serve, however, the proxies may be voted for substitute nominees selected by our board of directors.

Nominees for Election as Class I Directors

Biographical information, including age, principal occupation and business experience during the last five years, for our nominees for election as Class I directors at our AGM is set forth below.

Gerald L. Chan, Sc.D., age 68, was appointed as a Director of Stealth BioTherapeutics Corp and as Chairman of the Board in June 2018. He has served as a director of Stealth BioTherapeutics Inc. (“Stealth Delaware”) since October 2007. Dr. Chan co-founded the Morningside group in 1986. He has been a member of the board of directors of Hang Lung Group Limited since 1986. He served on the board of directors of Aduro Biotech Inc. (Nasdaq: ADRO) from 2014 until 2018, and currently serves as a member and the chairman of the board of Apellis Pharmaceuticals, Inc. (Nasdaq: APLS). Dr. Chan received a B.S. and M.S. in engineering from the University of California, Los Angeles, and a M.S. in medical radiological physics and an Sc.D. in radiation biology from Harvard University. He did his post-doctoral training at the Dana-Farber Cancer Institute as a fellow of the Leukemia Society of America. We believe that Dr. Chan is qualified to serve on our board of directors because of his extensive experience investing in and serving on the boards of directors of life sciences companies.

Edward P. Owens, age 73, was appointed as a Director of Stealth BioTherapeutics Corp in June 2018. He has served as a director of Stealth Delaware since May 2017. Mr. Owens has been a Director of Ironwood Pharmaceuticals, Inc. (Nasdaq: IRWD) since March 2013. He is a retired Partner of Wellington Management Company LLP and the founding portfolio manager of Vanguard Health Care Fund, which he managed from 1984 until his retirement at the end of 2012. Mr. Owens holds a B.S. in Physics from the University of Virginia and an M.B.A. from Harvard Business School. We believe Mr. Owens is qualified to serve on our board of directors because of his experience in serving on the board of directors of life sciences companies, as well as his investment expertise.

Directors Continuing in Office

Biographical information, including, age, principal occupation and business experience during the last five years, for our directors continuing in office after the AGM is set forth below.

Irene (Reenie) McCarthy, age 55, has served as a Director of Stealth BioTherapeutics Corp since June 2018 and as Chief Executive Officer of Stealth BioTherapeutics Corp since October 2018. She has served as Chief Executive Officer of Stealth Delaware since February 2016, as President and Secretary of Stealth Delaware since August 2015, and as a director of Stealth Delaware since July 2009. Prior to Stealth, Ms. McCarthy was a member of the investment team at Morningside Technology Advisory, LLC (and affiliates), a private advisory company, from January 2009 to April 2016, and she remains a director of Morningside Technology Advisory, LLC. She has served as a director for numerous private biotechnology companies developing drugs across a broad spectrum of therapeutic focus areas. She holds a J.D. from the University of Pennsylvania Law School and a B.A. in English and Political Science from Bates College. We believe that Ms. McCarthy is qualified to serve on our board of directors because of her extensive experience investing in life sciences companies, her service on several life science company boards and her decade of service to our company, as an investor, board member and officer.

Lu Huang, M.D., age 46, was appointed as a Director of Stealth BioTherapeutics Corp in June 2018. Dr. Huang joined the Morningside group in October 2003 and leads the Morningside life science investment team in China. She has led over a dozen healthcare and life sciences investments in China and serves as a director in a number of portfolio companies including MicuRx Pharmaceuticals, Inc. Dr. Huang obtained her M.D. from Shanghai Jiao Tong University School of Medicine (formerly known as Shanghai Second Medical University) and subsequently worked at the University affiliated hospital. She holds an M.B.A. from St. John’s University. We believe Dr. Huang is qualified to serve on our board of directors because of her extensive experience serving on the boards of directors of life sciences companies and her medical insights.

Francis W. Chen, Ph.D., age 71, was appointed as a Director of Stealth BioTherapeutics Corp in June 2018. He has served as a director of Stealth Delaware since April 2006. In November 2011, he founded, and currently serves as the chairman of, SinoAmerican Partners Limited, an advisory services firm that specializes in cross-border transactions involving natural resources, transportation-based assets and related financial services. Dr. Chen was also a venture partner at WI Harper Group, an early-stage venture capital firm with investment activities in Silicon Valley and China from June 2009 to December 2012. He previously served on the board of directors of SPI Energy Co., Ltd. from November 2009 to August 2013. Dr. Chen has more than 20 years of prior management experience in the healthcare industry and has served on the board of directors of several private companies. Dr. Chen holds a Ph.D. in immunology from Harvard University and an M.S. and a B.S. in chemistry from Tufts University. We believe Dr. Chen is qualified to serve on our board of directors because of his extensive experience investing in and serving on the boards of directors of life science companies.

Kevin F. McLaughlin, age 63, was appointed as a Director of Stealth BioTherapeutics Corp in June 2018. He has served as a director of Stealth Delaware since March 2017. Mr. McLaughlin is currently Senior Vice President, Chief Financial Officer and Treasurer of Acceleron Pharma, Inc., a biotechnology company, and has been since November 2010. Mr. McLaughlin has also served on the board of directors of Vericel Corporation, a biopharmaceutical company, since January 2015. He previously served as Senior Vice President and Chief Financial Officer of Qteros, Inc., a cellulosic biofuels company, from 2009 through 2010 and as co-founder, Chief Operating Officer and director of Aptius Education, Inc., a publishing company, from 2007 through 2009. Mr. McLaughlin held several executive positions with PRAECIS Pharmaceuticals, Inc., a biopharmaceutical company, from 1996 through 2007, initially as Chief Financial Officer, before becoming Chief Operating Officer and eventually President and Chief Executive Officer, and he served as a member of the board of directors. Mr. McLaughlin began his career in senior financial roles at Prime Computer and Computervision Corporation. Mr. McLaughlin received a B.S. in business from Northeastern University and an M.B.A. from Babson College. We believe Mr. McLaughlin is qualified to serve on our board of directors because of his extensive experience managing and serving on the boards of directors of life science companies.

Louis Lange, M.D., Ph.D., age 71, was appointed as a Director of Stealth BioTherapeutics Corp in July 2019. Dr. Lange is currently a general partner at Asset Management Ventures, an investment firm, where he has worked since June 2009. Dr. Lange was the co-founder and served as the President and Chief Executive Officer of Cardiogen Sciences, Inc., a biotechnology company, from April 2014 until it was acquired by Audentes Therapeutics, Inc. (Nasdaq: BOLD) in August 2015. Dr. Lange also co-founded CV Therapeutics, Inc. in 1990 and served as the Chairman, Chief Executive Officer and Chief Scientific Officer until it was acquired by Gilead Sciences, Inc. (Nasdaq: GILD) in 2009. Dr. Lange has also served as the Chief of Cardiology and Professor of Medicine at Jewish Hospital at Washington University. Dr. Lange has served as a member of Audentes Therapeutics, Inc.’s board of directors since August 2015 and served on the board of directors of Maxygen, Inc. from December 2005 to August 2013, CymaBay Therapeutics, Inc. (Nasdaq: CBAY) from November 2003 to October 2015, and Esperion Therapeutics, Inc. (Nasdaq: ESPR) from February 2010 to May 2014. Dr. Lange also serves as a member of the Board of Trustees at the University of Rochester, The Gladstone Foundation, is a senior advisor to Gilead and was on the board of directors of BIO (the trade organization of biotech companies) from 1998 to 2009, as well as other private companies. Dr. Lange holds a B.A. from the University of Rochester, an M.D. from Harvard Medical School and a Ph.D. from Harvard University. We believe Dr. Lange is qualified to serve on our board of directors because of his experience in serving in leadership positions at and on the board of directors of life sciences companies, as well as his investment expertise.

Vote Required

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting in person or by proxy at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Ordinary Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Ordinary Shares represented by the proxies will be voted in favor of this proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE REELECTION TO THE BOARD OF DIRECTORS OF EACH OF THE ABOVEMENTIONED NOMINEES.

PROPOSAL 2:

INCREASE OF THE AUTHORISED SHARE CAPITAL OF STEALTH

BIOTHERAPEUTICS

We are asking our shareholders to approve the increase to the authorised share capital of the Company from US$225,000 divided into 750,000,000 Ordinary Shares of a nominal or par value of US$0.0003 each to US$360,000 divided into 1,200,000,000 Ordinary Shares of a nominal or par value of US$0.0003 each.

The proposed amendment, if approved by our shareholders, would become effective upon the passing of the ordinary resolution.

Why We Are Requesting Shareholder Approval

Over the past several years, we have issued Ordinary Shares to, among other things, engage in financings, compensate employees and for other general corporate purposes. The additional authorized Ordinary Shares permitted by the increase to the authorised share capital of the Company would allow us to continue to issue Ordinary Shares for purposes such as financings, compensation plans, business development activities and other general corporate purposes. The board of directors believes that having a sufficient number of authorized Ordinary Shares allows engagement in strategic activities without using the Company’s cash and provides flexibility to raise cash to carry out our overall strategy. The proposed increase to the authorised share capital of the Company is intended to facilitate future financings, compensation plans, business development activities and other general corporate purposes from time to time as the board of directors may approve. We do not currently have any specific plans, proposals or arrangements, written or oral, to issue any of the proposed additional authorized Ordinary Shares for general corporate or any other purposes. Unless required by applicable law or stock exchange rules, no further vote of the holders of Ordinary Shares will be required in relation to the authorised share capital of the Company.

Vote Required

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting in person or by proxy at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Ordinary Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Ordinary Shares represented by the proxies will be voted in favor of this proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE INCREASE OF THE AUTHORISED SHARE CAPITAL OF STEALTH BIOTHERAPEUTICS CORP.

PROPOSAL 3:

ADOPTION OF 2020 ADS INCENTIVE PLAN

Our board of directors recently adopted, subject to shareholder approval, the 2020 ADS Incentive Plan (the “ADS Plan”).

Why We Are Requesting Shareholder Approval of the ADS Plan

We believe that our future success depends, in large part, upon our ability to maintain a competitive position in attracting, retaining and motivating persons who are expected to make important contributions to our Company by providing such persons with equity ownership opportunities and performance-based incentives. The life sciences industry in the Boston, Massachusetts market is highly competitive, and our results are largely attributable to the talents, expertise, efforts and dedication of our employees. Our compensation program, including the granting of equity compensation, is the primary means by which we attract and recruit new employees, as well as retain our most experienced and skilled employees.

Equity compensation is also fundamental to our compensation philosophy and core objectives of paying for performance and aligning the interests of employees with those of shareholders. A significant portion of our employees’ compensation is provided in the form of equity. We believe that equity awards, and the potential they hold for appreciation through an increase in our share price, support our pay-for-performance philosophy, provide further incentive to our employees to focus on creating long-term shareholder value and create an ownership culture that links employees’ interests with those of our shareholders and our long-term results, performance and financial condition.

We currently have a 2019 Share Incentive Plan (the “2019 Plan”) that allows for the grant of share options and other awards that provide for the purchase or receipt of Ordinary Shares. However, because our Ordinary Shares are unlisted, our board of directors feels it is important to have an incentive plan which allows for the issuance of awards of ADSs, which are listed on the Nasdaq Global Market. The Company anticipates that grants made under the ADS Plan will be easier for employees and the Company to administer and ensure that withholding tax obligations are properly and timely satisfied.

By adopting the ADS Plan, the Company is not increasing the total number of Ordinary Shares available for issuance under incentive awards.    Rather, as discussed in Proposal 4 below, we are amending the 2019 Plan to reduce the number of shares issuable under that plan by the number of shares represented by the ADSs being reserved under the ADS Plan. As a result, if the shareholders approve this Proposal 3 and Proposal 4, the aggregate number of shares reserved under the 2019 Plan and shares represented by ADSs reserved under the ADS Plan as of the date of such approval will equal the existing total number of shares currently reserved under the 2019 Plan. Both the ADS Plan and the 2019 Plan provide for potential annual increases, as described below and in Proposal 4.

If shareholders do not approve the adoption of the ADS Plan, the ADS Plan will terminate, any Awards granted subject to shareholder approval of the ADS Plan will be forfeited, and the Company will not grant any additional Awards under the ADS Plan. In such event, the board of directors will consider whether to adopt alternative arrangements based on its assessment of the needs of the Company.

Vote Required

To be approved, this proposal requires the affirmative vote of the majority of the Ordinary Shares cast in person or by proxy at the AGM for the proposal. Abstentions and broker non-votes with respect to this proposal will be counted for purposes of establishing a quorum and, if a quorum is present, abstentions and broker non-votes will have no effect on the outcome of the vote on this proposal.

Our directors and executive officers have an interest in this proposal by virtue of their being eligible to receive equity awards under the ADS Plan.

Description of the ADS Plan

The following is a brief summary of the ADS Plan, a copy of which is attached as Exhibit B to this proxy statement.

Types of Awards

The ADS Plan provides for the grant of restricted ADSs, restricted ADS units and other ADS-based awards as described below (collectively, “Awards”).

Restricted ADS Awards. Restricted ADS Awards entitle recipients to acquire ADSs, subject to the right of the Company to repurchase all or part of such ADSs at their issue price or other stated or formula price (or to require forfeiture of such ADSs if issued at no cost) from the recipient in the event that the conditions specified in the applicable Award are not satisfied prior to the end of the applicable restriction period established for such Award. Dividends paid by the Company with respect to restricted ADSs will only be paid to the recipient if and when the ADSs become free from the restrictions on transferability and forfeitability provisions that apply to such ADSs.

Restricted ADS Unit Awards. Restricted ADS Unit Awards entitle the recipient to receive ADSs, an amount of cash equal to the fair market value of the number of ADSs set forth in the applicable Award agreement, or the grant of an award under the 2019 Plan to be delivered at the time such Award vests or is settled pursuant to the terms and conditions established by the board of directors. Restricted ADS Unit Awards may provide the recipient with the right to receive an amount equal to any dividends or other distributions declared and paid on an equal number of ADSs, which amount may be settled in cash and/or ADSs and may be subject to the same restrictions on transfer and forfeitability as the Restricted ADS Units with respect to which they are paid, to the extent provided in the applicable Award agreement.

Other ADS-Based Awards. Under the ADS Plan, the board of directors may grant other Awards of ADSs and other Awards that are valued in whole or in part by reference to, or are otherwise based on, ADSs or other property. These are referred to as Other ADS-Based Awards. Other ADS-Based Awards will be available as a form of payment in the settlement of other Awards granted under the ADS Plan or as payment in lieu of compensation to which a participant is otherwise entitled. Other ADS-Based Awards may be paid in ADSs, cash or Awards under the 2019 Plan, as the board of directors shall determine.

Number of Shares Reserved

Subject to adjustment as described under the heading “Changes in Capitalization and Reorganization Events,” Awards may be made under the Plan for up to such number of ADSs, each representing 12 Ordinary Shares, as is equal to the sum of:

(A) 2,083,333 ADSs; plus

(B) an annual increase to be added on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2021 and continuing for each fiscal year until, and including, the fiscal year ending December 31, 2030, equal to the least of (i) that number of ADSs representing 4% of the outstanding Ordinary Shares on such date and (ii) an amount determined by the board of directors.

If any Award expires or is terminated, surrendered, canceled or forfeited in whole or in part (including as a result of ADSs subject to such Award being repurchased by the Company at the original issuance price pursuant to a contractual repurchase right) or otherwise results in any ADSs not being issued, the unused ADSs covered by such Award will again be available for grant under the ADS Plan. ADSs delivered (by actual delivery, attestation, or net exercise) to the Company by a participant to satisfy tax withholding obligations with respect to Awards (including ADSs retained from the Award creating the tax obligation) will be added back to the number of ADSs available for the future grant of Awards.

Transferability of Awards

Except as the board of directors may otherwise determine or provide in an Award, Awards may not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order. During the life of the participant, Awards are exercisable only by the participant.

Eligibility to Receive Awards

Employees, officers, directors, consultants and advisors of the Company and its subsidiaries and of other business ventures in which the Company has a controlling interest are eligible to be granted Awards under the ADS Plan.

Limit on Awards to Non-Employee Directors

In any calendar year, the value of Awards under the Amended 2019 Plan and the ADS Plan made to any non-employee director for service as a director (calculated based on the grant date fair value of such Awards for financial reporting purposes) shall not exceed $1,000,000. The board of directors may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the board of directors may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.

Plan Benefits

As of February 29, 2020, approximately 40 persons were eligible to receive Awards under the ADS Plan, including the Company’s four executive officers and six non-employee directors. In general, the granting of Awards under the ADS Plan is discretionary, and the Company cannot now determine the number or type of Awards to be granted in the future to any particular person or group. The board of directors has approved, subject to approval of the ADS Plan by the shareholders, the following grants to the executive officers of the Company:

Name	Restricted ADS Units
Reenie McCarthy, Chief Executive Officer	300,000
Robert Weiskopf, Chief Financial Officer	49,062
Brian D. Blakey, Pharm.D., Chief Business Officer	96,780
James R. Carr, Pharm.D, Chief Clinical Development Officer	98,650

On March 6, 2020, the last reported sale price of the Company’s ADSs on the Nasdaq Global Market was $2.13.

Administration

The ADS Plan is administered by the board of directors. The board of directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the ADS Plan and to interpret the provisions of the ADS Plan. Pursuant to the terms of the ADS Plan, the board of directors may delegate authority under the ADS Plan to one or more committees or subcommittees of the board of directors. The board of directors has authorized our Remuneration Committee to administer certain aspects of the ADS Plan, including the granting of Awards to executive officers, and has authorized the Stock Option Committee of the board of directors, consisting of Ms. McCarthy to grant Awards, subject to limitations set by the Board or the Remuneration Committee, to eligible participants other than members of the board of directors and executive officers. For purposes of this summary, where appropriate in the relevant context, the term “board of directors” may include the Remuneration Committee or any other committee to whom the board of directors delegates authority, as indicated in the ADS Plan.

Subject to any applicable limitations contained in the ADS Plan, the board of directors selects the recipients of Awards and determines (i) the number of ADS subject to any Restricted ADS Award, Restricted ADS Unit Award or Other ADS-Based Awards and (ii) the terms and conditions of such Awards, including conditions for vesting, repurchase, issue price and repurchase price, if any.

The board of directors will determine the effect on an Award of the disability, death, termination or other cessation of employment, authorized leave of absence or other change in the employment or other status of a participant and the extent to which, and the period during which, the participant (or the participant’s representative) may exercise rights under the Award.

The board of directors may at any time provide that any Award will become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be.

Changes in Capitalization and Reorganization Events

The Company is required to make equitable adjustments (or make substitute awards, if applicable) in connection with the ADS Plan and any outstanding Awards, as determined by the board of directors, to reflect share splits, share dividends, recapitalizations, spin-offs and other similar changes in capitalization or any dividends or distributions to holders of ADSs other than an ordinary cash dividend.

The ADS Plan also contains provisions addressing the consequences of any reorganization event, which is defined as (a) any merger or consolidation of the Company with or into another entity as a result of which all of the Ordinary Shares of the Company are converted into or exchanged for the right to receive cash, securities or other property, or are cancelled or (b) any transfer, disposition, exchange or conversion of all of the Ordinary Shares of the Company for cash, securities or other property pursuant to a share exchange transaction or other transaction or (c) any liquidation or dissolution of the Company. In connection with a reorganization event, the board of directors may take any one or more of the following actions as to all or any (or any portion of) outstanding Awards other than Restricted ADS Awards on such terms as the board of directors (except to the extent specifically provided otherwise in an applicable Award agreement or another agreement between the Company and the participant):

•	provide that Awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);

•

upon written notice, provide that all unvested Awards will be forfeited immediately prior to the consummation of such reorganization event and/or unexercised Awards will terminate immediately prior to the consummation of such reorganization event unless exercised by the participant (to the extent then exercisable) within a specified period following the date of such notice;

•	provide that outstanding Awards will become exercisable, realizable or deliverable, or restrictions applicable to an Award will lapse, in whole or in part prior to or upon such reorganization event;

•

in the event of a reorganization event pursuant to which holders of our ADSs will receive a cash payment for each ADS surrendered in the reorganization event, make or provide for a cash payment to the participants with respect to each Award held by a participant equal to (i) the number of shares of our ADSs subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (ii) the excess, if any, of the cash payment for each ADS surrendered in the reorganization event over the exercise, measurement or purchase price of such Award and any applicable tax withholdings, in exchange for the termination of such award;

•

provide that, in connection with a liquidation or dissolution of the Company, Awards will convert into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement or purchase price thereof and any applicable tax withholdings); and

•	any combination of the foregoing.

The board of directors is not obligated by the ADS Plan to treat all Awards, all Awards held by a participant, or all Awards of the same type, identically. In the case of certain outstanding Restricted ADS Units, no assumption or substitution is permitted, and the Restricted ADS Units will instead be settled in accordance with the terms of the applicable Restricted ADS Unit Award agreement.

In connection with a reorganization event other than a liquidation, winding up or dissolution of the Company, the repurchase and other rights of the Company with respect to outstanding Restricted ADSs will inure to the benefit of the Company’s successor and will, unless the board of directors determines otherwise, apply to the cash, shares, securities or other property which the ADSs were converted into or exchanged for pursuant to the reorganization event in the same manner and to the same extent as they applied to the Restricted ADSs. The board of directors has the discretion to provide for termination or deemed satisfaction of the repurchase or other rights in the Award agreement or any other agreement between the participant and the Company, either initially or by amendment. In connection with a reorganization event involving the liquidation, winding up or dissolution of the Company, except to the extent specifically provided to the contrary in the Award agreement or any other agreement between a participant and the Company, all restrictions and conditions on all Restricted ADSs then outstanding will automatically be deemed terminated or satisfied.

Authorization of Sub-Plans

The board of directors may from time to time establish one or more sub-plans under the ADS Plan to satisfy applicable securities, tax or other laws of various jurisdictions. The board of directors will establish any such sub-plans by adopting supplements to the ADS Plan containing any limitations on the board of director’s discretion under the ADS Plan and any additional terms and conditions not inconsistent with the ADS Plan as the board of directors deems necessary or desirable. Any supplement adopted by the board of directors will be deemed to be part of the ADS Plan but will only apply to participants within the affected jurisdiction.

Amendment or Termination

No Award may be made under the ADS Plan after the expiration of 10 years from the date on which the ADS Plan was adopted by the board, but Awards previously granted may extend beyond that date. The board of directors may at any time amend, suspend or terminate the ADS Plan; provided that no amendment requiring shareholder approval under any applicable legal, regulatory or listing requirement will become effective until such shareholder approval is obtained. No Award will be made that is conditioned upon shareholder approval of any amendment to the ADS Plan unless the Award provides that (i) it will terminate or be forfeited if shareholder approval of such amendment is not obtained within no more than 12 months from the date of grant and (ii) it may not be exercised or settled (or otherwise result in the issuance of ADSs) prior to such shareholder approval.

Except with respect to actions requiring shareholder approval, the board of directors may amend, modify or terminate any outstanding Award. A participant’s consent to such amendment will be required unless the board of directors determines that the amendment, taking into account any related action, does not materially and adversely affect the participant’s rights under the ADS Plan or that the change is permitted under the ADS Plan in connection with a change in capitalization or reorganization event.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE ADS PLAN.

PROPOSAL 4:

AMENDMENT OF 2019 SHARE INCENTIVE PLAN

Our board of directors recently approved, subject to shareholder approval, an amendment of our 2019 Plan. We are asking our shareholders to approve the amended 2019 Share Incentive Plan approved by our board of directors (the “Amended 2019 Plan”). If approved by shareholders, the Amended 2019 Plan would:

•

decrease the number of our Ordinary Shares that may be issued under the 2019 Plan by 24,999,996 (the “Plan Decrease”), the number of Ordinary Shares represented by the ADS approved for issuance under the ADS Plan, as further described in Proposal 3; and

•	set the maximum value of equity compensation that our non-employee directors may be paid each year at $1,000,000.

Why We Are Requesting Shareholder Approval of the Amended 2019 Plan

As discussed above under Proposal 3, we believe that our future success depends, in large part, upon our ability to maintain a competitive position in attracting, retaining and motivating persons who are expected to make important contributions to our Company by providing such persons with equity ownership opportunities and performance-based incentives. We are amending the 2019 Plan to align with the total share reserve under both the ADS Plan and the Amended 2019 Plan, and to match the director compensation limits to those set forth in the ADS Plan. We believe that the flexibility of having the Amended 2019 Plan and the ADS Plan will serve a critical role in attracting and retaining the high caliber employees and consultants essential to our success and in motivating these individuals to strive to enhance our growth and profitability.

As of March 6, 2020, there are 66,667,664 shares reserved under the 2019 Plan, of which 31,942,811 are subject to outstanding share options. Upon approval of the Amended 2019 Plan, there will be 9,724,857 shares available for future grant under the Amended 2019 Plan. If the shareholders approve this Proposal 4 and Proposal 3, the aggregate number of shares reserved under the Amended 2019 Plan and shares represented by ADSs reserved under the ADS Plan as of the date of such approval will equal the existing total number of shares currently reserved under the 2019 Plan. Both the ADS Plan and the Amended 2019 Plan provide for potential annual increases, as described below and in Proposal 3.

Vote Required

To be approved, this proposal requires the affirmative vote of the majority of the Ordinary Shares cast in person or by proxy at the AGM for the proposal. Abstentions and broker non-votes with respect to this proposal will be counted for purposes of establishing a quorum and, if a quorum is present, abstentions and broker non-votes will have no effect on the outcome of the vote on this proposal.

Our directors and executive officers have an interest in this proposal by virtue of their being eligible to receive equity awards under the Amended 2019 Plan.

Summary of Amended 2019 Plan

The following is a brief summary of the Amended 2019 Plan, a copy of which is attached as Exhibit C to this proxy statement.

Types of Awards

The Amended 2019 Plan provides for the grant of incentive share options, non-statutory share options, share appreciation rights, awards of restricted shares, restricted share units or other share-based awards.

Number of Shares Reserved

The number of our Ordinary Shares that is reserved for issuance under the Amended 2019 Plan is the sum of 22,692,938 shares plus (1) the number of our Ordinary Shares subject to outstanding awards under our 2006 Share Incentive Plan that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right and (2) an annual increase (the “Evergreen Provision”), to be added the first day of each fiscal year, beginning with the fiscal year ending December 31, 2020 and continuing until, and including, the fiscal year ending December 31, 2029, equal to the lowest of 31,780,518 of our Ordinary Shares, 4.0% of the number of Ordinary Shares outstanding on the first day of the fiscal year and an amount determined by our board of directors. Since the 2019 Plan was established, a total of 1,505,898 Ordinary Shares have become available under the 2019 Plan due to the expiration, termination or cancellation of awards under our 2006 Share Incentive Plan. On January 1, 2020, 17,468,832 Ordinary Shares were added to the 2019 Plan pursuant to the Evergreen Provision. As a result of the January 2020 increase, and if the shareholders approve Proposal 3 and this Proposal 4, the total reserve under the Amended 2019 Plan as of the date of such shareholder approval will be 41,667,668 of which 9,724,857 will be available for grant.

Eligibility to Receive Awards

Employees, officers, directors, consultants and advisors of the Company and its subsidiaries and of other business ventures in which the Company has a controlling interest are eligible to be granted awards under the Amended 2019 Plan; however, incentive share options may only be granted to our employees.

Limit on Awards to Non-Employee Directors

In any calendar year, the value of Awards under the Amended 2019 Plan and the ADS Plan made to any non-employee director for service as a director (calculated based on the grant date fair value of such Awards for financial reporting purposes) shall not exceed $1,000,000. The board of directors may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the board of directors may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.

Plan Benefits

As of February 29, 2020, approximately 40 persons were eligible to receive awards under the Amended 2019 Plan, including the Company’s four executive officers and six non-employee directors. In general, the granting of awards under the Amended 2019 Plan is discretionary, and the Company cannot now determine the number or type of awards to be granted in the future to any particular person or group.

On March 6, 2020, the last reported sale price of the Company’s ADSs on the Nasdaq Global Market was $2.13.

Administration

Pursuant to the terms of the Amended 2019 Plan, our board of directors (or a committee delegated by our board of directors) administers the Amended 2019 Plan and, subject to any limitations set forth in the Amended 2019 Plan, selects the recipients of awards and determines:

•	the number of Ordinary Shares covered by options and the dates upon which those options become exercisable;

•	the type of options to be granted;

•	the exercise price of options, which price must be at least equal to the fair market value of our Ordinary Shares on the date of grant;

•	the duration of options, which may not be in excess of 10 years;

•	the methods of payment of the exercise price of options; and

•

the number of our Ordinary Shares subject to and the terms of any share appreciation rights, awards of restricted shares, restricted share units or other share-based awards and the terms and conditions of such awards, including the issue price, conditions for repurchase, repurchase price and performance conditions (though the measurement price of share appreciation rights must be at least equal to the fair market value of our Ordinary Shares on the date of grant and the duration of such awards may not be in excess of ten years), if any.

In the event of any share split, reverse share split, share consolidation, share dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of our Ordinary Shares other than an ordinary cash dividend, we are required by the Amended 2019 Plan to make equitable adjustments (or make substitute awards, if applicable), in a manner determined by our board, to:

•	the number and class of securities available under the Amended 2019 Plan;

•	the share counting rules under the Amended 2019 Plan;

•	the number and class of shares and exercise price per share of each outstanding option;

•	the share and per-share provisions and measurement price of each outstanding share appreciation right;

•	the number of shares and the repurchase price per share subject to each outstanding restricted share award; and

•	the share and per-share related provisions and purchase price, if any, of any outstanding restricted share unit award and other share-based award.

Upon a merger or other reorganization event (as defined in the Amended 2019 Plan), our board of directors may, on such terms as our board determines (except to the extent specifically provided otherwise in an applicable award agreement or other agreement between the participant and us), take any one or more of the following actions pursuant to the Amended 2019 Plan, as to some or all outstanding awards, other than restricted share awards:

•	provide that all outstanding awards will be assumed or substantially equivalent awards will be substituted by the acquiring or successor corporation (or an affiliate thereof);

•

upon written notice to a participant, provide that the participant’s unvested and/or unexercised awards will terminate or be forfeited immediately prior to the consummation of such transaction unless exercised by the participant;

•	provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

•

in the event of a reorganization event pursuant to which holders of our Ordinary Shares will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants with respect to each award held by a participant equal to (i) the number of shares of our Ordinary Shares subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (ii) the excess, if any, of the cash payment for each share surrendered in the reorganization event over the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such award;

•

provide that, in connection with a liquidation or dissolution, awards convert into the right to receive liquidation proceeds (if applicable, net of exercise, measurement or purchase price thereof and any applicable tax withholdings); or

•	any combination of the foregoing.

Our board of directors is not obligated by the Amended 2019 Plan to treat all awards, all awards held by a participant, or all awards of the same type, identically. In the case of certain outstanding restricted share units, no assumption or substitution is permitted, and the restricted share units will instead be settled in accordance with the terms of the applicable restricted share unit agreement.

Upon the occurrence of a reorganization event other than a liquidation, winding up or dissolution, the repurchase and other rights under each outstanding restricted share award will continue for the benefit of the successor company and will, unless our board of directors may otherwise determine, apply to the cash, shares, securities or other property which our Ordinary Shares are converted into or exchanged for pursuant to the reorganization event, unless our board of directors provided for the termination or deemed satisfaction of such repurchase or other rights under the restricted share award agreement or any other agreement between the participant and us. Upon the occurrence of a reorganization event involving a liquidation, winding up or dissolution, all restrictions and conditions on each outstanding restricted share award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted share award or in any other agreement between the participant and us.

Our board of directors may at any time provide that any award under the Amended 2019 Plan shall become immediately exercisable in whole or in part, free of some or all restrictions or conditions, or otherwise realizable in whole or in part, as the case may be.

Amendment and Termination

Except with respect to certain actions requiring shareholder approval under the Nasdaq Listing Rules, the Amended 2019 Plan, and our Articles of Association, our board of directors may amend, modify or terminate any outstanding award under the Amended 2019 Plan, including but not limited to, substituting therefor another award of the same or a different type, changing the date of exercise or realization, and converting an incentive share option into a nonstatutory share option, subject to certain participant consent requirements. Unless our shareholders approve such action, the Amended 2019 Plan provides that we may not (except as otherwise permitted in connection with a change in capitalization or reorganization event):

•

amend any outstanding share option or share appreciation right granted under the Amended 2019 Plan to provide an exercise or measurement price per share that is lower than the then-current exercise or measurement price per share of such outstanding award;

•

cancel any outstanding option or share appreciation right (whether or not granted under the Amended 2019 Plan) and grant in substitution therefor new awards under the Amended 2019 Plan (other than substitute awards permitted in connection with a merger or consolidation of an entity with us or our acquisition of property or share of another entity) covering the same or a different number of our Ordinary Shares and having an exercise or measurement price per share lower than the then-current exercise or measurement price per share of the cancelled award;

•

cancel in exchange for a cash payment any outstanding option or share appreciation right with an exercise or measurement price per share above the then-current fair market value of our Ordinary Shares; or

•	take any other action that constitutes a “repricing” within the meaning of the Nasdaq Listing Rules.

No award may be granted under the Amended 2019 Plan after February 14, 2029, but awards previously granted may extend beyond that date. Our board of directors may amend, suspend or terminate the Amended 2019 Plan at any time, except that shareholder approval will be required to comply with applicable law or the Nasdaq Listing Rules.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE AMENDMENT OF THE 2019 SHARE INCENTIVE PLAN.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Ordinary Shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Dated: March 12, 2020

Exhibit A

Additional Local Connection Numbers

Australia	+61 8 7150 1149 +61 2 8015 6011 +61 3 7018 2005

Canada	+1 647 558 0588

Cayman Islands	+1 345 769 1930

Hong Kong, China	800 906 780

Switzerland	+41 43 210 71 08 +41 31 528 09 88 +41 43 210 70 42

Followed by, in each case, the participant code 494-870-9846 followed by the # key.

Exhibit B

2020 ADS Incentive Plan

STEALTH BIOTHERAPEUTICS CORP

2020 ADS INCENTIVE PLAN

1.	Purpose

The purpose of this 2020 ADS Incentive Plan (the “Plan”) of Stealth BioTherapeutics Corp, an exempted company incorporated under the laws of the Cayman Islands with registered number 165223 (the “Company”), is to advance the interests of the Company’s shareholders by enhancing the Company’s ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing such persons with equity ownership opportunities and performance-based incentives that are intended to better align the interests of such persons with those of the Company’s shareholders. Except where the context otherwise requires, the term “Company” shall include any of the Company’s present or future parent or subsidiary corporations as defined in Sections 424(e) or (f) of the United States Internal Revenue Code of 1986, as amended, and any regulations thereunder (the “Code”) and any other business venture (including, without limitation, joint venture or limited liability company) in which the Company has a controlling interest, as determined by the Board of Directors of the Company (the “Board”).

2.	Eligibility

All of the Company’s employees, officers and directors, as well as consultants and advisors to the Company (as such terms consultants and advisors are defined and interpreted for purposes of Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”), or any successor form) are eligible to be granted Awards under the Plan. Each person who is granted an Award under the Plan is deemed a “Participant.” “Award” means Restricted ADSs (as defined in Section 5), Restricted ADS Units (as defined in Section 5) and Other ADS-Based Awards (as defined in Section 6).

3.	Administration and Delegation

(a) Administration by Board. The Plan will be administered by the Board. The Board shall have authority to grant Awards and to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it shall deem advisable. The Board may construe and interpret the terms of the Plan and any Award agreements entered into under the Plan. The Board may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem expedient and it shall be the sole and final judge of such expediency. All decisions by the Board shall be made in the Board’s sole discretion and shall be final and binding on all persons having or claiming any interest in the Plan or in any Award.

(b) Appointment of Committees. To the extent permitted by applicable law, the Board may delegate any or all of its powers under the Plan to one or more committees or subcommittees of the Board (a “Committee”). All references in the Plan to the “Board” shall mean the Board or a Committee of the Board to the extent that the Board’s powers or authority under the Plan have been delegated to such Committee.

4.	ADSs Available for Awards

(a) Number of ADSs; ADS Counting.

(1) Authorized Number of ADSs. Subject to adjustment under Section 7, Awards may be made under the Plan for up to such number of shares of American Depositary Shares (the “ADSs”), each representing 12 ordinary shares, $0.0003 nominal par value per share, of the Company (the “Ordinary Shares”) as is equal to the sum of:

(A) 2,083,333 ADSs; plus

(B) an annual increase to be added on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2021 and continuing for each fiscal year until, and including, the fiscal year ending December 31, 2030, equal to the least of (i) ADSs representing 4% of the outstanding Ordinary Shares on such date and (ii) an amount determined by the Board.

ADSs issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares. References to ADSs, to the extent relevant in the context, shall be interpreted to mean Ordinary Shares underlying ADSs.

(2) ADS Counting. For purposes of counting the number of ADSs available for the grant of Awards under the Plan:

(A) if any Award (i) expires or is terminated, surrendered or canceled without having been fully exercised or is forfeited in whole or in part (including as the result of ADSs subject to such Award being repurchased by the Company at the original issuance price pursuant to a contractual repurchase right) or (ii) results in any ADSs not being issued, the unused ADSs covered by such Award shall again be available for the grant of Awards; and

(B) ADSs delivered (by actual delivery, attestation, or net exercise) to the Company by a Participant to satisfy tax withholding obligations with respect to Awards (including ADSs retained from the Award creating the tax obligation) shall be added back to the number of ADSs available for the future grant of Awards.

(b) Substitute Awards. In connection with a merger or consolidation of an entity with the Company or the acquisition by the Company of property or shares of an entity, the Board may grant Awards in substitution for any shares or share-based awards granted by such entity or an affiliate thereof (the “Substitute Awards”). Substitute Awards may be granted on such terms as the Board deems appropriate in the circumstances, notwithstanding any limitations on Awards contained in the Plan. Substitute Awards shall not count against the overall share limit set forth in Section 4(a)(1), except as may be required by the Code.

(c) Limit on Awards to Non-Employee Directors. In any calendar year, the value of Awards under the Plan and the 2019 Share Incentive Plan (the “2019 Plan”) made to any non-employee director for service as a director (calculated based on the grant date fair value of such Awards for financial reporting purposes) shall not exceed $1,000,000. The Board may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the Board may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.

5.	Restricted ADSs; Restricted ADS Units

(a) General. The Board may grant Awards entitling recipients to acquire ADSs (“Restricted ADSs”), subject to the right of the Company to repurchase all or part of such ADSs at their issue price or other stated or formula price (or to require forfeiture of such ADSs if issued at no cost) from the recipient in the event that conditions specified by the Board in the applicable Award are not satisfied prior to the end of the applicable restriction period or periods established by the Board for such Award. The Board may also grant Awards entitling the recipient to receive ADSs or cash to be delivered at the time such Award vests or is settled (“Restricted ADS Units”) (Restricted ADSs and Restricted ADS Units are each referred to herein as a “Restricted ADS Award”).

(b) Terms and Conditions for All Restricted ADS Awards. The Board shall determine the terms and conditions of a Restricted ADS Award, including the conditions for vesting and repurchase (or forfeiture) and the issue price, if any.

(c) Additional Provisions Relating to Restricted ADSs.

(1) Dividends. Unless otherwise provided in the applicable Award agreement, any dividends (whether paid in cash, shares or property) declared and paid by the Company with respect to Restricted ADSs (“Accrued Dividends”) shall be paid to the Participant only if and when such ADSs become free from the restrictions on transferability and forfeitability that apply to such ADSs. Each payment of Accrued Dividends will be made no later than the end of the calendar year in which the dividends are paid to shareholders of that class of shares or, if later, the 15th day of the third month following the lapsing of the restrictions on transferability and the forfeitability provisions applicable to the underlying Restricted ADSs.

(2) ADS Certificates. The Company may require that any ADS certificates issued in respect of Restricted ADSs, as well as dividends or distributions paid on such Restricted ADSs, shall be deposited in escrow by the Participant, together with an ADS power endorsed in blank, with the Company (or its designee). At the expiration of the applicable restriction periods, the Company (or such designee) shall deliver the certificates no longer subject to such restrictions to the Participant or if the Participant has died, to his or her Designated Beneficiary. “Designated Beneficiary” means (i) the beneficiary designated, in a manner determined by the Board, by a Participant to receive amounts due or exercise rights of the Participant in the event of the Participant’s death or (ii) in the absence of an effective designation by a Participant, the Participant’s estate.

(d) Additional Provisions Relating to Restricted ADS Units.

(1) Settlement. Upon the vesting of and/or lapsing of any other restrictions (i.e., settlement) with respect to each Restricted ADS Unit, the Participant shall be entitled to receive from the Company such number of (A) ADSs, (B) (if so provided in the applicable Award agreement) an amount of cash equal to the fair market value (valued in the manner determined by (or in a manner approved by) the Board) of such number of ADSs as are set forth in the applicable Restricted ADS Unit agreement or (C) (if so provided in the applicable Award agreement) a grant of an Award (as defined in the 2019 Plan) under the 2019 Plan. The Board may provide that settlement of Restricted ADS Units shall be deferred, on a mandatory basis or at the election of the Participant in a manner that complies with Section 409A of the Code.

(2) Voting Rights. A Participant shall have no voting rights with respect to any Restricted ADS Units.

(3) Dividend Equivalents. The Award agreement for Restricted ADS Units may provide Participants with the right to receive an amount equal to any dividends or other distributions declared and paid on an equal number of outstanding ADSs (“Dividend Equivalents”). Dividend Equivalents may be settled in cash and/or ADSs and may be subject to the same restrictions on transfer and forfeitability as the Restricted ADS Units with respect to which paid, in each case to the extent provided in the Award agreement.

6.	Other ADS-Based Awards.

(a) General. The Board may grant other Awards of ADSs, and other Awards that are valued in whole or in part by reference to, or are otherwise based on, ADSs or other property (“Other ADS-Based Awards”). Such Other ADS-Based Awards shall also be available as a form of payment in the settlement of other Awards granted under the Plan or as payment in lieu of compensation to which a Participant is otherwise entitled. Other ADS-Based Awards may be paid in ADSs, cash or Awards under the 2019 Plan, as the Board shall determine.

(b) Terms and Conditions. Subject to the provisions of the Plan, the Board shall determine the terms and conditions of each Other ADS-Based Award, including any purchase price applicable thereto.

7.	Adjustments for Changes in ADSs and Certain Other Events.

(a) Changes in Capitalization. In the event of any share split, reverse share split, share consolidation, share dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event in each case resulting in an adjustment or consequence to the ADSs, or any dividend or distribution to holders of ADSs other than an ordinary cash dividend, (i) the number and class of securities available under the Plan, (ii) the ADS counting rules set forth in Section 4(a) and 4(c), (iii) the number of ADSs subject to and the repurchase price per ADS subject to each outstanding Restricted ADS Award and (iv) the ADS and per-ADS-related provisions and the purchase price, if any, of each outstanding Restricted ADS Unit Award and Other ADS-Based Award, shall be equitably adjusted by the Company (or substituted Awards may be made, if applicable) in the manner determined by the Board.

(b) Reorganization Events.

(1) Definition. A “Reorganization Event” shall mean: (a) any merger or consolidation of the Company with or into another entity as a result of which all of the Ordinary Shares of the Company are converted into or exchanged for the right to receive cash, shares, securities or other property or are cancelled, (b) any transfer, disposition, exchange or conversion of all of the Ordinary Shares of the Company for cash, shares, securities or other property pursuant to a share exchange or other transaction or (c) any liquidation or dissolution of the Company.

(2) Consequences of a Reorganization Event on Awards Other than Restricted ADSs.

(A) In connection with a Reorganization Event, the Board may take any one or more of the following actions as to all or any (or any portion of) outstanding Awards other than Restricted ADSs on such terms as the Board determines (except to the extent specifically provided otherwise in an applicable Award agreement or another agreement between the Company and the Participant): (i) provide that such Awards shall be assumed, or substantially equivalent awards shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice to a Participant, provide that all of the Participant’s unvested Awards will be forfeited immediately prior to the consummation of such Reorganization Event and/or unexercised Awards will terminate immediately prior to the consummation of such Reorganization Event unless exercised by the Participant (to the extent then exercisable) within a specified period following the date of such notice, (iii) provide that outstanding Awards shall become exercisable, realizable or deliverable, or restrictions applicable to an Award shall lapse, in whole or in part prior to or upon such Reorganization Event, (iv) in the event of a Reorganization Event under the terms of which holders of ADSs will receive upon consummation thereof a cash payment for each ADS surrendered in the Reorganization Event (the “Acquisition Price”), make or provide for a cash payment to Participants with respect to each Award held by a Participant equal to (A) the number of ADSs subject to the vested portion of the Award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such Reorganization Event) multiplied by (B) the excess, if any, of (I) the Acquisition Price over (II) the exercise, measurement or purchase price of such Award and any applicable tax withholdings, in exchange for the termination of such Award, (v) provide that, in connection with a liquidation or dissolution of the Company, Awards shall convert into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement or purchase price thereof and any applicable tax withholdings) and (vi) any combination of the foregoing. In taking any of the actions permitted under this Section 7(b)(2), the Board shall not be obligated by the Plan to treat all Awards, all Awards held by a Participant, or all Awards of the same type, identically.

(B) Notwithstanding the terms of Section 7(b)(2)(A), in the case of outstanding Restricted ADS Units that are subject to Section 409A of the Code: (i) if the applicable Restricted ADS Unit agreement provides that the Restricted ADS Units shall be settled upon a “change in control event” within the meaning of Treasury Regulation Section 1.409A-3(i)(5)(i), and the Reorganization Event constitutes such a “change in control event”, then no assumption or substitution shall be permitted pursuant to Section 7(b)(2)(A)(i) and the Restricted ADS Units shall instead be settled in accordance with the terms of the applicable Restricted ADS Unit agreement; and (ii) the Board may only undertake the actions set forth in clauses (iii), (iv) or (v) of Section 7(b)(2)(A) if the Reorganization Event constitutes a “change in control event” as defined under Treasury Regulation Section 1.409A-3(i)(5)(i) and such action is permitted or required by Section 409A of the Code; if the Reorganization Event is not a “change in control event” as so defined or such action is not permitted or required by Section 409A of the Code, and the acquiring or succeeding corporation does not assume or substitute the Restricted ADS Units pursuant to clause (i) of Section 7(b)(2)(A), then the unvested Restricted ADS Units shall terminate immediately prior to the consummation of the Reorganization Event without any payment in exchange therefor.

(C) For purposes of Section 7(b)(2)(A)(i), an Award (other than Restricted ADSs) shall be considered assumed if, following consummation of the Reorganization Event, such Award confers the right to purchase or receive pursuant to the terms of such Award, for each ADS subject to the Award immediately prior to the consummation of the Reorganization Event, the consideration (whether cash, shares, securities or other property) received as a result of the Reorganization Event by holders of ADSs for each ADS held immediately prior to the consummation of the Reorganization Event (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding ADSs); provided, however, that if the consideration received as a result of the Reorganization Event is not solely shares of the acquiring or succeeding corporation (or an affiliate thereof), the Company may, with the consent of the acquiring or succeeding corporation, provide for the consideration to be received upon the exercise or settlement of the Award to consist solely of such number of shares of the acquiring or succeeding corporation (or an affiliate thereof) that the Board determines to be equivalent in value (as of the date of such determination or another date specified by the Board) to the per ADS consideration received by holders of outstanding ADSs as a result of the Reorganization Event.

(3) Consequences of a Reorganization Event on Restricted ADSs. Upon the occurrence of a Reorganization Event other than a liquidation, winding up or dissolution of the Company, the repurchase and other rights of the Company with respect to outstanding Restricted ADSs shall inure to the benefit of the Company’s successor and shall, unless the Board determines otherwise, apply to the cash, shares, securities or other property which the ADSs were converted into or exchanged for pursuant to such Reorganization Event in the same manner and to the same extent as they applied to such Restricted ADSs; provided, however, that the Board may provide for termination or deemed satisfaction of such repurchase or other rights under the instrument evidencing any Restricted ADSs or any other agreement between a Participant and the Company, either initially or by amendment. Upon the occurrence of a Reorganization Event involving the liquidation, winding up or dissolution of the Company, except to the extent specifically provided to the contrary in the instrument evidencing any Restricted ADSs or any other agreement between a Participant and the Company, all restrictions and conditions on all Restricted ADSs then outstanding shall automatically be deemed terminated or satisfied.

8.	General Provisions Applicable to Awards.

(a) Transferability of Awards. Awards shall not be sold, assigned, transferred, pledged or otherwise encumbered by the Participant, either voluntarily or by operation of law, except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order, and, during the life of the Participant, shall be exercisable only by the Participant; provided, however, that, except with respect to Awards subject to Section 409A of the Code, the Board may permit or provide in an Award for the gratuitous transfer of the Award by the Participant to or for the benefit of any immediate family member, family trust or other entity established for the benefit of the Participant and/or an immediate family member thereof if the

Company would be eligible to use a Form S-8 under the Securities Act for the registration of the sale of the ADSs subject to such Award to such proposed transferee; provided further, that the Company shall not be required to recognize any such permitted transfer until such time as such permitted transferee shall, as a condition to such transfer, deliver to the Company a written instrument in form and substance satisfactory to the Company confirming that such transferee shall be bound by all of the terms and conditions of the Award. References to a Participant, to the extent relevant in the context, shall include references to authorized transferees. For the avoidance of doubt, nothing contained in this Section 8(a) shall be deemed to restrict a transfer to the Company.

(b) Documentation. Each Award shall be evidenced in such form (written, electronic or otherwise) as the Board shall determine. Each Award may contain terms and conditions in addition to those set forth in the Plan.

(c) Board Discretion. Except as otherwise provided by the Plan, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award need not be identical, and the Board need not treat Participants uniformly.

(d) Termination of Status. The Board shall determine the effect on an Award of the disability, death, termination or other cessation of employment, authorized leave of absence or other change in the employment or other status of a Participant and the extent to which, and the period during which, the Participant, or the Participant’s legal representative, conservator, guardian or Designated Beneficiary, may exercise rights under the Award.

(e) Withholding. The Participant must satisfy all applicable federal, state, and local or other income and employment tax withholding obligations before the Company will deliver ADS certificates or otherwise recognize ownership of ADSs under an Award. The Company may elect to satisfy the withholding obligations through additional withholding on salary or wages. If the Company elects not to or cannot withhold from other compensation, the Participant must pay the Company the full amount, if any, required for withholding or have a broker tender to the Company cash equal to the withholding obligations. Payment of withholding obligations is due before the Company will issue any ADSs on purchase, vesting or release from forfeiture of an Award or at the same time as payment of the purchase price, unless the Company determines otherwise. If provided for in an Award or approved by the Committee, a Participant may satisfy the tax obligations in whole or in part by delivery (either by actual delivery or attestation) of ADSs, including ADSs retained from the Award creating the tax obligation, valued at their fair market value (valued in the manner determined by (or in a manner approved by) the Company); provided, however, except as otherwise provided by the Committee, that the total tax withholding where ADSs are being used to satisfy such tax obligations cannot exceed the Company’s minimum statutory withholding obligations (based on minimum statutory withholding rates for federal, state and local tax purposes, including payroll taxes, that are applicable to such supplemental taxable income), except that, to the extent that the Company is able to retain ADSs having a fair market value (determined by, or in a manner approved by, the Company) that exceeds the statutory minimum applicable withholding tax without financial accounting implications or the Company is withholding in a jurisdiction that does not have a statutory minimum withholding tax, the Company may retain such number of ADSs (up to the number of ADSs having a fair market value equal to the maximum individual statutory rate of tax (determined by, or in a manner approved by, the Company)) as the Company shall determine in its sole discretion to satisfy the tax liability associated with any Award. ADSs used to satisfy tax withholding requirements cannot be subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements.

(f) Amendment of Award. Except as otherwise provided in Section 9(d) with respect to actions requiring shareholder approval, the Board may amend, modify or terminate any outstanding Award, including but not limited to, substituting therefor another Award of the same or a different type and changing the date of exercise or realization. The Participant’s consent to such action shall be required unless (i) the Board determines that the action, taking into account any related action, does not materially and adversely affect the Participant’s rights under the Plan or (ii) the change is permitted under Section 7.

(g) Conditions on Delivery of ADSs. The Company will not be obligated to issue any ADSs pursuant to the Plan or to remove restrictions from ADSs previously issued or delivered under the Plan until (i) all conditions of the Award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company’s counsel, all other legal matters in connection with the issuance and delivery of such ADSs have been satisfied, including any applicable securities laws and regulations and any applicable stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

(h) Acceleration. The Board may at any time provide that any Award shall become immediately exercisable in whole or in part, free from some or all restrictions or conditions, or otherwise realizable in whole or in part, as the case may be.

9.	Miscellaneous

(a) No Right to Employment or Other Status. No person shall have any claim or right to be granted an Award by virtue of the adoption of the Plan, and the grant of an Award shall not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan, except as expressly provided in the applicable Award.

(b) No Rights as Shareholder; Clawback Policy. Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a shareholder with respect to any ADSs to be issued with respect to an Award until becoming the record holder of such ADSs. In accepting an Award under the Plan, a Participant agrees to be bound by any clawback policy the Company has in effect or may adopt in the future.

(c) Effective Date and Term of Plan. The Plan shall become effective on the date on which it is adopted by the Board (“Effective Date”). No Awards shall be granted under the Plan after the expiration of 10 years from the Effective Date, but Awards previously granted may extend beyond that date.

(d) Amendment of Plan. The Board may amend, suspend or terminate the Plan or any portion thereof at any time provided that no amendment that would require shareholder approval under the rules of the Nasdaq Global Market, or any other exchange or marketplace on which the Company shares are listed or traded, may be made effective unless and until the Company’s shareholders approve such amendment. Unless otherwise specified in the amendment, any amendment to the Plan adopted in accordance with this Section 9(d) shall apply to, and be binding on the holders of, all Awards outstanding under the Plan at the time the amendment is adopted, provided the Board determines that such amendment, taking into account any related action, does not materially and adversely affect the rights of Participants under the Plan. No Award shall be made that is conditioned upon shareholder approval of any amendment to the Plan unless the Award provides that (i) it will terminate or be forfeited if shareholder approval of such amendment is not obtained within no more than 12 months from the date of grant and (ii) it may not be exercised or settled (or otherwise result in the issuance of ADSs) prior to such shareholder approval.

(e) Authorization of Sub-Plans. The Board may from time to time establish one or more sub-plans under the Plan for purposes of satisfying applicable securities, tax or other laws of various jurisdictions. The Board shall establish such sub-plans by adopting supplements to the Plan containing (i) such limitations on the Board’s discretion under the Plan as the Board deems necessary or desirable or (ii) such additional terms and conditions not otherwise inconsistent with the Plan as the Board shall deem necessary or desirable. All supplements adopted by the Board shall be deemed to be part of the Plan, but each supplement shall apply only to Participants within the affected jurisdiction and the Company shall not be required to provide copies of any supplement to Participants in any jurisdiction which is not the subject of such supplement.

(f) Compliance with Section 409A of the Code. If and to the extent (i) any portion of any payment, compensation or other benefit provided to a Participant pursuant to the Plan in connection with his or her employment termination constitutes “nonqualified deferred compensation” within the meaning of Section 409A of the Code and (ii) the Participant is a specified employee as defined in Section 409A(a)(2)(B)(i) of the Code, in each case as determined by the Company in accordance with its procedures, by which determinations the Participant (through accepting the Award) agrees that he or she is bound, such portion of the payment, compensation or other benefit shall not be paid before the day that is six months plus one day after the date of “separation from service” (as determined under Section 409A of the Code) (the “New Payment Date”), except as Section 409A of the Code may then permit. The aggregate of any payments that otherwise would have been paid to the Participant during the period between the date of separation from service and the New Payment Date shall be paid to the Participant in a lump sum on such New Payment Date, and any remaining payments will be paid on their original schedule.

The Company makes no representations or warranty and shall have no liability to the Participant or any other person if any provisions of or payments, compensation or other benefits under the Plan are determined to constitute nonqualified deferred compensation subject to Section 409A of the Code but do not to satisfy the conditions of that section.

(g) Limitations on Liability. Notwithstanding any other provisions of the Plan, no individual acting as a director, officer, employee or agent of the Company will be liable to any Participant, former Participant, spouse, beneficiary, or any other person for any claim, loss, liability, or expense incurred in connection with the Plan, nor will such individual be personally liable with respect to the Plan because of any contract or other instrument he or she executes in his or her capacity as a director, officer, employee or agent of the Company. The Company will indemnify and hold harmless each director, officer, employee or agent of the Company to whom any duty or power relating to the administration or interpretation of the Plan has been or will be delegated, against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Board’s approval) arising out of any act or omission to act concerning the Plan unless arising out of such person’s own fraud or bad faith.

(h) Governing Law. The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of the Cayman Islands, excluding choice-of-law principles of the law of any jurisdiction that would require the application of the laws of a jurisdiction other than the Cayman Islands.

Exhibit C

Amended 2019 Share Incentive Plan

STEALTH BIOTHERAPEUTICS CORP

2019 SHARE INCENTIVE PLAN

1.	Purpose

The purpose of this 2019 Share Incentive Plan (the “Plan”) of Stealth BioTherapeutics Corp, an exempted company incorporated under the laws of the Cayman Islands with registered number 165223 (the “Company”), is to advance the interests of the Company’s shareholders by enhancing the Company’s ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing such persons with equity ownership opportunities and performance-based incentives that are intended to better align the interests of such persons with those of the Company’s shareholders. Except where the context otherwise requires, the term “Company” shall include any of the Company’s present or future parent or subsidiary corporations as defined in Sections 424(e) or (f) of the United States Internal Revenue Code of 1986, as amended, and any regulations thereunder (the “Code”) and any other business venture (including, without limitation, joint venture or limited liability company) in which the Company has a controlling interest, as determined by the Board of Directors of the Company (the “Board”).

2.	Eligibility

All of the Company’s employees, officers and directors, as well as consultants and advisors to the Company (as such terms consultants and advisors are defined and interpreted for purposes of Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”), or any successor form) are eligible to be granted Awards under the Plan. Each person who is granted an Award under the Plan is deemed a “Participant.” “Award” means Options (as defined in Section 5), SARs (as defined in Section 6), Restricted Shares (as defined in Section 7), Restricted Share Units (as defined in Section 7) and Other Share-Based Awards (as defined in Section 8).

3.	Administration and Delegation

(a) Administration by Board. The Plan will be administered by the Board. The Board shall have authority to grant Awards and to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it shall deem advisable. The Board may construe and interpret the terms of the Plan and any Award agreements entered into under the Plan. The Board may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem expedient and it shall be the sole and final judge of such expediency. All decisions by the Board shall be made in the Board’s sole discretion and shall be final and binding on all persons having or claiming any interest in the Plan or in any Award.

(b) Appointment of Committees. To the extent permitted by applicable law, the Board may delegate any or all of its powers under the Plan to one or more committees or subcommittees of the Board (a “Committee”). All references in the Plan to the “Board” shall mean the Board or a Committee of the Board to the extent that the Board’s powers or authority under the Plan have been delegated to such Committee.

4.	Shares Available for Awards

(a) Number of Shares; Share Counting.

(1) Authorized Number of Shares. Subject to adjustment under Section 9, Awards may be made under the Plan (any or all of which Awards may be in the form of Incentive Share Options, as defined in Section 5(b)) for up to such number of shares of ordinary shares, $0.0003 nominal par value per share, of the Company (the “Ordinary Shares”) as is equal to the sum of:

(A) 22,692,938 Ordinary Shares; plus

(B) such additional number of Ordinary Shares (up to 25,502,748 shares) as is equal to the number of Ordinary Shares subject to awards granted under the Company’s 2006 Share Incentive Plan, as amended (the “Existing Plan”) that expire, terminate or are otherwise surrendered, canceled, forfeited or repurchased by the Company at their original issuance price pursuant to a contractual repurchase right (subject, however, in the case of Incentive Share Options to any limitations of the Code); plus

(C) an annual increase to be added on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2020 and continuing for each fiscal year until, and including, the fiscal year ending December 31, 2029, equal to the least of (i) 31,780,518 Ordinary Shares, (ii) 4% of the outstanding shares on such date and (iii) an amount determined by the Board.

Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

(2) Share Counting. For purposes of counting the number of shares available for the grant of Awards under the Plan:

(A) all Ordinary Shares covered by SARs shall be counted against the number of shares available for the grant of Awards under the Plan; provided, however, that (i) SARs that may be settled only in cash shall not be so counted and (ii) if the Company grants an SAR in tandem with an Option for the same number of Ordinary Shares and provides that only one such Award may be exercised (a “Tandem SAR”), only the shares covered by the Option, and not the shares covered by the Tandem SAR, shall be so counted, and the expiration of one in connection with the other’s exercise will not restore shares to the Plan;

(B) if any Award (i) expires or is terminated, surrendered or canceled without having been fully exercised or is forfeited in whole or in part (including as the result of Ordinary Shares subject to such Award being repurchased by the Company at the original issuance price pursuant to a contractual repurchase right) or (ii) results in any Ordinary Shares not being issued (including as a result of an SAR that was settleable either in cash or in shares actually being settled in cash), the unused Ordinary Shares covered by such Award shall again be available for the grant of Awards; provided, however, that (1) in the case of Incentive Share Options, the foregoing shall be subject to any limitations under the Code, (2) in the case of the exercise of an SAR, the number of shares counted against the shares available under the Plan shall be the full number of shares subject to the SAR multiplied by the percentage of the SAR actually exercised, regardless of the number of shares actually used to settle such SAR upon exercise and (3) the shares covered by a Tandem SAR shall not again become available for grant upon the expiration or termination of such Tandem SAR; and

(C) Ordinary Shares delivered (by actual delivery, attestation, or net exercise) to the Company by a Participant to (i) purchase Ordinary Shares upon the exercise of an Award or (ii) satisfy tax withholding obligations with respect to Awards (including shares retained from the Award creating the tax obligation) shall be added back to the number of shares available for the future grant of Awards.

(b) Substitute Awards. In connection with a merger or consolidation of an entity with the Company or the acquisition by the Company of property or shares of an entity, the Board may grant Awards in substitution for any options or other shares or share-based awards granted by such entity or an affiliate thereof. Substitute Awards may be granted on such terms as the Board deems appropriate in the circumstances, notwithstanding any limitations on Awards contained in the Plan. Substitute Awards shall not count against the overall share limit set forth in Section 4(a)(1), except as may be required by reason of Section 422 and related provisions of the Code.

(c) Limit on Awards to Non-Employee Directors. In any calendar year, the value of Awards under the Plan and the 2020 ADS Incentive Plan made to any non-employee director for service as a director (calculated based on the grant date fair value of such Awards for financial reporting purposes) shall not exceed $1,000,000. The Board may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the Board may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.

5.	Share Options

(a) General. The Board may grant options to purchase Ordinary Shares (each, an “Option”) and determine the number of Ordinary Shares to be covered by each Option, the exercise price of each Option and the conditions and limitations applicable to the exercise of each Option, including conditions relating to the applicable statutes and federal or state securities laws, as it considers necessary or advisable.

(b) Incentive Options. An Option that the Board intends to be an “incentive stock option” as defined in Section 422 of the Code (an “Incentive Option”) shall only be granted to employees of the Company, any of the Company’s present or future parent or subsidiary corporations as defined in Sections 424(e) or (f) of the Code, and any other entities the employees of which are eligible to receive Incentive Options under the Code, and shall be subject to and shall be construed consistently with the requirements of Section 422 of the Code. An Option that is not intended to be an Incentive Option shall be designated a “Nonstatutory Option.” The Company shall have no liability to a Participant, or any other party, if an Option (or any part thereof) that is intended to be an Incentive Option is not an Incentive Option or if the Company converts an Incentive Option to a Nonstatutory Option.

(c) Exercise Price. The Board shall establish the exercise price of each Option or the formula by which such exercise price will be determined. The exercise price shall be specified in the applicable Option agreement. The exercise price shall be not less than 100% of the Grant Date Fair Market Value (as defined below) of the Ordinary Shares on the date the Option is granted; provided that if the Board approves the grant of an Option with an exercise price to be determined on a future date, the exercise price shall be not less than 100% of the Grant Date Fair Market Value on such future date. “Grant Date Fair Market Value” of Ordinary Shares for purposes of the Plan will be determined as follows:

(1) if the Ordinary Shares trade on a national securities exchange, the closing sale price (for the primary trading session) on the date of grant; or

(2) if the Ordinary Shares do not trade on any such exchange, the average of the closing bid and asked prices on the date of grant as reported by an over-the-counter marketplace designated by the Board; or

(3) if the Ordinary Shares are not publicly traded, the Board will determine the Grant Date Fair Market Value for purposes of the Plan using any measure of value it determines to be appropriate (including, as it considers appropriate, relying on appraisals) in a manner consistent with the valuation principles under Code Section 409A, except as the Board may expressly determine otherwise.

For any date that is not a trading day, the Grant Date Fair Market Value of Ordinary Shares for such date will be determined by using the closing sale price or average of the bid and asked prices, as appropriate, for the immediately preceding trading day and with the timing in the formulas above adjusted accordingly. The Board can substitute a particular time of day or other measure of “closing sale price” or “bid and asked prices” if appropriate because of exchange or market procedures or can, in its sole discretion, use weighted averages either on a daily basis or such longer period as complies with Code Section 409A.

The Board has sole discretion to determine the Grant Date Fair Market Value for purposes of the Plan, and all Awards are conditioned on the Participants’ agreement that the Administrator’s determination is conclusive and binding even though others might make a different determination.

(d) Duration of Options. Each Option shall be exercisable at such times and subject to such terms and conditions as the Board may specify in the applicable option agreement; provided, however, that no Option will be granted with a term in excess of 10 years.

(e) Exercise of Options. Options may be exercised by delivery to the Company of a notice of exercise in a form (which may be electronic) approved by the Company, together with payment in full (in the manner specified in Section 5(f)) of the exercise price for the number of shares for which the Option is exercised. Ordinary Shares subject to the Option will be issued by the Company to the Participant fully paid as soon as practicable following exercise.

(f) Payment Upon Exercise. Ordinary Shares purchased upon the exercise of an Option granted under the Plan shall be paid for as follows:

(1) in cash or by check, payable to the order of the Company;

(2) except as may otherwise be provided in the applicable Option agreement or approved by the Board, by (i) delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price and any required tax withholding or (ii) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price and any required tax withholding;

(3) to the extent provided for in the applicable Option agreement or approved by the Board, by delivery (either by actual delivery or attestation) of Ordinary Shares owned by the Participant valued at their fair market value (valued in the manner determined by (or in a manner approved by) the Board) for repurchase by the Company, provided (i) such method of payment is then permitted under applicable law, (ii) such Ordinary Shares, if acquired directly from the Company, were owned by the Participant for such minimum period of time, if any, as may be established by the Board and (iii) such Ordinary Shares are not subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements;

(4) to the extent provided for in the applicable Nonstatutory Option agreement or approved by the Board in its sole discretion, by delivery of a notice of “net exercise” to the Company, as a result of which the Participant would receive (i) the number of shares underlying the portion of the Option being exercised, less (ii) such number of shares as is equal to (A) the aggregate exercise price for the portion of the Option being exercised divided by (B) the fair market value of the Ordinary Shares (valued in the manner determined by (or in a manner approved by) the Board) on the date of exercise;

(5) to the extent permitted by applicable law and provided for in the applicable Option agreement or approved by the Board by payment of such other lawful consideration as the Board may determine; or

(6) by any combination of the above permitted forms of payment.

(g) Limitation on Repricing. Unless such action is approved by the Company’s shareholders, the Company may not (except as provided for under Section 9): (1) amend any outstanding Option granted under the Plan to provide an exercise price per share that is lower than the then-current exercise price per share of such outstanding Option, (2) cancel any outstanding option (whether or not granted under the Plan) and grant in substitution therefor new Awards under the Plan (other than Awards granted pursuant to Section 4(b)) covering the same or a different number of Ordinary Shares and having an exercise price per share lower than the then-current exercise price per share of the cancelled option, (3) cancel in exchange for a cash payment any outstanding Option with an exercise price per share above the then-current fair market value of the Ordinary Shares (valued in the manner determined by (or in the manner approved by) the Board) or (4) take any other action under the Plan that constitutes a “repricing” within the meaning of the rules of the Nasdaq Global Market or any other exchange or marketplace on which the Company stock is listed or traded (the “Exchange”).

6.	Share Appreciation Rights

(a) General. The Board may grant Awards consisting of share appreciation rights (“SARs”) entitling the holder, upon exercise, to receive an amount of Ordinary Shares or cash or a combination thereof (such form to be determined by the Board) determined by reference to appreciation, from and after the date of grant, in the fair market value of an Ordinary Share (valued in the manner determined by (or in the manner approved by) the Board) over the measurement price established pursuant to Section 6(b). The date as of which such appreciation is determined shall be the exercise date.

(b) Measurement Price. The Board shall establish the measurement price of each SAR and specify it in the applicable SAR agreement. The measurement price shall not be less than 100% of the Grant Date Fair Market Value of the Ordinary Shares on the date the SAR is granted; provided that if the Board approves the grant of an SAR effective as of a future date, the measurement price shall be not less than 100% of the Grant Date Fair Market Value on such future date.

(c) Duration of SARs. Each SAR shall be exercisable at such times and subject to such terms and conditions as the Board may specify in the applicable SAR agreement; provided, however, that no SAR will be granted with a term in excess of 10 years.

(d) Exercise of SARs. SARs may be exercised by delivery to the Company of a notice of exercise in a form (which may be electronic) approved by the Company, together with any other documents required by the Board.

(e) Limitation on Repricing. Unless such action is approved by the Company’s shareholders, the Company may not (except as provided for under Section 9): (1) amend any outstanding SAR granted under the Plan to provide a measurement price per share that is lower than the then-current measurement price per share of such outstanding SAR, (2) cancel any outstanding SAR (whether or not granted under the Plan) and grant in substitution therefor new Awards under the Plan (other than Awards granted pursuant to Section 4(b)) covering the same or a different number of Ordinary Shares and having an exercise or measurement price per share lower than the then-current measurement price per share of the cancelled SAR, (3) cancel in exchange for a cash payment any outstanding SAR with a measurement price per share above the then-current fair market value of the Ordinary Shares (valued in the manner determined by (or in a manner approved by) the Board) or (4) take any other action under the Plan that constitutes a “repricing” within the meaning of the rules of the Exchange.

7.	Restricted Shares; Restricted Share Units

(a) General. The Board may grant Awards entitling recipients to acquire Ordinary Shares (“Restricted Shares”), subject to the right of the Company to repurchase all or part of such shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued at no cost) from the recipient in the event that conditions specified by the Board in the applicable Award are not satisfied prior to the end of the applicable restriction period or periods established by the Board for such Award. The Board may also grant Awards entitling the recipient to receive Ordinary Shares or cash to be delivered at the time such Award vests or is settled (“Restricted Share Units”) (Restricted Shares and Restricted Share Units are each referred to herein as a “Restricted Share Award”).

(b) Terms and Conditions for All Restricted Share Awards. The Board shall determine the terms and conditions of a Restricted Share Award, including the conditions for vesting and repurchase (or forfeiture) and the issue price, if any.

(c) Additional Provisions Relating to Restricted Shares.

(1) Dividends. Unless otherwise provided in the applicable Award agreement, any dividends (whether paid in cash, shares or property) declared and paid by the Company with respect to Restricted Shares (“Accrued Dividends”) shall be paid to the Participant only if and when such shares become free from the restrictions on transferability and forfeitability that apply to such shares. Each payment of Accrued Dividends will be made no later than the end of the calendar year in which the dividends are paid to shareholders of that class of shares or, if later, the 15th day of the third month following the lapsing of the restrictions on transferability and the forfeitability provisions applicable to the underlying shares of Restricted Shares.

(2) Share Certificates. The Company may require that any share certificates issued in respect of shares of Restricted Shares, as well as dividends or distributions paid on such Restricted Shares, shall be deposited in escrow by the Participant, together with a share power endorsed in blank, with the Company (or its designee). At the expiration of the applicable restriction periods, the Company (or such designee) shall deliver the certificates no longer subject to such restrictions to the Participant or if the Participant has died, to his or her Designated Beneficiary. “Designated Beneficiary” means (i) the beneficiary designated, in a manner determined by the Board, by a Participant to receive amounts due or exercise rights of the Participant in the event of the Participant’s death or (ii) in the absence of an effective designation by a Participant, the Participant’s estate.

(d) Additional Provisions Relating to Restricted Share Units.

(1) Settlement. Upon the vesting of and/or lapsing of any other restrictions (i.e., settlement) with respect to each Restricted Share Unit, the Participant shall be entitled to receive from the Company such number of Ordinary Shares or (if so provided in the applicable Award agreement) an amount of cash equal to the fair market value (valued in the manner determined by (or in a manner approved by) the Board) of such number of Ordinary Shares as are set forth in the applicable Restricted Share Unit agreement. The Board may provide that settlement of Restricted Share Units shall be deferred, on a mandatory basis or at the election of the Participant in a manner that complies with Section 409A of the Code.

(2) Voting Rights. A Participant shall have no voting rights with respect to any Restricted Share Units.

(3) Dividend Equivalents. The Award agreement for Restricted Share Units may provide Participants with the right to receive an amount equal to any dividends or other distributions declared and paid on an equal number of outstanding Ordinary Shares (“Dividend Equivalents”). Dividend Equivalents may be settled in cash and/or Ordinary Shares and may be subject to the same restrictions on transfer and forfeitability as the Restricted Share Units with respect to which paid, in each case to the extent provided in the Award agreement.

8.	Other Share-Based Awards

(a) General. The Board may grant other Awards of Ordinary Shares, and other Awards that are valued in whole or in part by reference to, or are otherwise based on, Ordinary Shares or other property (“Other Share-Based Awards”). Such Other Share-Based Awards shall also be available as a form of payment in the settlement of other Awards granted under the Plan or as payment in lieu of compensation to which a Participant is otherwise entitled. Other Share-Based Awards may be paid in Ordinary Shares or cash, as the Board shall determine.

(b) Terms and Conditions. Subject to the provisions of the Plan, the Board shall determine the terms and conditions of each Other Share-Based Award, including any purchase price applicable thereto.

9.	Adjustments for Changes in Ordinary Shares and Certain Other Events

(a) Changes in Capitalization. In the event of any share split, reverse share split, share consolidation, share dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of Ordinary Shares other than an ordinary cash dividend, (i) the number and class of securities available under the Plan, (ii) the share counting rules set forth in Section 4(a) and 4(c), (iii) the number and class of shares and exercise price per share of each outstanding Option, (iv) the share and per-share provisions and the measurement price of each outstanding SAR, (v) the number of shares subject to and the repurchase price per share subject to each outstanding Restricted Share Award and (vi) the share and per-share-related provisions and the purchase price, if any, of each outstanding Restricted Stock Unit Award and Other Share-Based Award, shall be equitably adjusted by the Company (or substituted Awards may be made, if applicable) in the manner determined by the Board. Without limiting the generality of the foregoing, in the event the Company effects a split of the Ordinary Shares by means of a share dividend and the exercise price of and the number of shares subject to an outstanding Option are adjusted as of the date of the distribution of the dividend (rather than as of the record date for such dividend), then an optionee who exercises an Option between the record date and the distribution date for such share dividend shall be entitled to receive, on the distribution date, the share dividend with respect to the Ordinary Shares acquired upon such Option exercise, notwithstanding the fact that such shares were not outstanding as of the close of business on the record date for such share dividend.

(b) Reorganization Events.

(1) Definition. A “Reorganization Event” shall mean: (a) any merger or consolidation of the Company with or into another entity as a result of which all of the Ordinary Shares of the Company are converted into or exchanged for the right to receive cash, shares, securities or other property or are cancelled, (b) any transfer or disposition of all of the Ordinary Shares of the Company for cash, shares, securities or other property pursuant to a share exchange or other transaction or (c) any liquidation or dissolution of the Company.

(2) Consequences of a Reorganization Event on Awards Other than Restricted Shares.

(A) In connection with a Reorganization Event, the Board may take any one or more of the following actions as to all or any (or any portion of) outstanding Awards other than Restricted Shares on such terms as the Board determines (except to the extent specifically provided otherwise in an applicable Award agreement or another agreement between the Company and the Participant): (i) provide that such Awards shall be assumed, or substantially equivalent Awards shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice to a Participant, provide that all of the Participant’s unvested Awards will be forfeited immediately prior to the consummation of such Reorganization Event and/or unexercised Awards will terminate immediately prior to the consummation of such Reorganization Event unless exercised by the Participant (to the extent then exercisable) within a specified period following the date of such notice, (iii) provide that outstanding Awards shall become exercisable, realizable or deliverable, or restrictions applicable to an Award shall lapse, in whole or in part prior to or upon such Reorganization Event, (iv) in the event of a Reorganization Event under the terms of which holders of Ordinary Shares will receive upon consummation thereof a cash payment for each share surrendered in the Reorganization Event (the “Acquisition Price”), make or provide for a cash payment to Participants with respect to each Award held by a Participant equal to (A) the number of Ordinary Shares subject to the vested portion of the Award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such Reorganization Event) multiplied by (B) the excess, if any, of (I) the Acquisition Price over (II) the exercise, measurement or purchase price of such Award and any applicable tax withholdings, in exchange for the termination of such Award, (v) provide that, in connection with a liquidation or dissolution of the Company, Awards shall convert into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement or purchase price thereof and any applicable tax withholdings) and (vi) any combination of the foregoing. In taking any of the actions permitted under this Section 9(b)(2), the Board shall not be obligated by the Plan to treat all Awards, all Awards held by a Participant, or all Awards of the same type, identically.

(B) Notwithstanding the terms of Section 9(b)(2)(A), in the case of outstanding Restricted Share Units that are subject to Section 409A of the Code: (i) if the applicable Restricted Share Unit agreement provides that the Restricted Share Units shall be settled upon a “change in control event” within the meaning of Treasury Regulation Section 1.409A-3(i)(5)(i), and the Reorganization Event constitutes such a “change in control event”, then no assumption or substitution shall be permitted pursuant to Section 9(b)(2)(A)(i) and the Restricted Share Units shall instead be settled in accordance with the terms of the applicable Restricted Share Unit agreement; and (ii) the Board may only undertake the actions set forth in clauses (iii), (iv) or (v) of Section 9(b)(2)(A) if the Reorganization Event constitutes a “change in control event” as defined under Treasury Regulation Section 1.409A-3(i)(5)(i) and such action is permitted or required by Section 409A of the Code; if the Reorganization Event is not a “change in control event” as so defined or such action is not permitted or required by Section 409A of the Code, and the acquiring or succeeding corporation does not assume or substitute the Restricted Share Units pursuant to clause (i) of Section 9(b)(2)(A), then the unvested Restricted Share Units shall terminate immediately prior to the consummation of the Reorganization Event without any payment in exchange therefor.

(C) For purposes of Section 9(b)(2)(A)(i), an Award (other than Restricted Shares) shall be considered assumed if, following consummation of the Reorganization Event, such Award confers the right to purchase or receive pursuant to the terms of such Award, for each Ordinary Share subject to the Award immediately prior to the consummation of the Reorganization Event, the consideration (whether cash, shares, securities or other property) received as a result of the Reorganization Event by holders of Ordinary Shares for each Ordinary Share held immediately prior to the consummation of the Reorganization Event (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Ordinary Shares); provided, however, that if the consideration received as a result of the Reorganization Event is not solely ordinary shares of the acquiring or succeeding corporation (or an affiliate thereof), the Company may, with the consent of the acquiring or succeeding corporation, provide for the consideration to be received upon the exercise or settlement of the Award to consist solely of such number of ordinary shares of the acquiring or succeeding corporation (or an affiliate thereof) that the Board determines to be equivalent in value (as of the date of such determination or another date specified by the Board) to the per share consideration received by holders of outstanding Ordinary Shares as a result of the Reorganization Event.

(3) Consequences of a Reorganization Event on Restricted Shares. Upon the occurrence of a Reorganization Event other than a liquidation, winding up or dissolution of the Company, the repurchase and other rights of the Company with respect to outstanding Restricted Shares shall inure to the benefit of the Company’s successor and shall, unless the Board determines otherwise, apply to the cash, shares, securities or other property which the Ordinary Shares were converted into or exchanged for pursuant to such Reorganization Event in the same manner and to the same extent as they applied to such Restricted Shares; provided, however, that the Board may provide for termination or deemed satisfaction of such repurchase or other rights under the instrument evidencing any Restricted Shares or any other agreement between a Participant and the Company, either initially or by amendment. Upon the occurrence of a Reorganization Event involving the liquidation, winding up or dissolution of the Company, except to the extent specifically provided to the contrary in the instrument evidencing any Restricted Shares or any other agreement between a Participant and the Company, all restrictions and conditions on all Restricted Shares then outstanding shall automatically be deemed terminated or satisfied.

10.	General Provisions Applicable to Awards

(a) Transferability of Awards. Awards shall not be sold, assigned, transferred, pledged or otherwise encumbered by the Participant, either voluntarily or by operation of law, except by will or the laws of descent and distribution or, other than in the case of an Incentive Option, pursuant to a qualified domestic relations order, and, during the life of the Participant, shall be exercisable only by the Participant; provided, however, that, except with respect to Awards subject to Section 409A of the Code, the Board may permit or provide in an Award for the gratuitous transfer of the Award by the Participant to or for the benefit of any immediate family member, family trust or other entity established for the benefit of the Participant and/or an immediate family member thereof if the Company would be eligible to use a Form S-8 under the Securities Act for the registration of the sale of the Ordinary Shares subject to such Award to such proposed transferee; provided further, that the Company shall not be required to recognize any such permitted transfer until such time as such permitted transferee shall, as a condition to such transfer, deliver to the Company a written instrument in form and substance satisfactory to the Company confirming that such transferee shall be bound by all of the terms and conditions of the Award. References to a Participant, to the extent relevant in the context, shall include references to authorized transferees. For the avoidance of doubt, nothing contained in this Section 10(a) shall be deemed to restrict a transfer to the Company.

(b) Documentation. Each Award shall be evidenced in such form (written, electronic or otherwise) as the Board shall determine. Each Award may contain terms and conditions in addition to those set forth in the Plan.

(c) Board Discretion. Except as otherwise provided by the Plan, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award need not be identical, and the Board need not treat Participants uniformly.

(d) Termination of Status. The Board shall determine the effect on an Award of the disability, death, termination or other cessation of employment, authorized leave of absence or other change in the employment or other status of a Participant and the extent to which, and the period during which, the Participant, or the Participant’s legal representative, conservator, guardian or Designated Beneficiary, may exercise rights under the Award.

(e) Withholding. The Participant must satisfy all applicable federal, state, and local or other income and employment tax withholding obligations before the Company will deliver share certificates or otherwise recognize ownership of Ordinary Shares under an Award. The Company may elect to satisfy the withholding obligations through additional withholding on salary or wages. If the Company elects not to or cannot withhold from other compensation, the Participant must pay the Company the full amount, if any, required for withholding or have a broker tender to the Company cash equal to the withholding obligations. Payment of withholding obligations is due before the Company will issue any shares on exercise, vesting or release from forfeiture of an Award or at the same time as payment of the exercise or purchase price, unless the Company determines otherwise. If provided for in an Award or approved by the Committee, a Participant may satisfy the tax obligations in whole or in part by delivery (either by actual delivery or attestation) of Ordinary Shares, including shares retained from the Award creating the tax obligation, valued at their fair market value (valued in the manner determined by (or in a manner approved by) the Company); provided, however, except as otherwise provided by the Committee, that the total tax withholding where shares are being used to satisfy such tax obligations cannot exceed the Company’s minimum statutory withholding obligations (based on minimum statutory withholding rates for federal, state and local tax purposes, including payroll taxes, that are applicable to such supplemental taxable income), except that, to the extent that the Company is able to retain Ordinary Shares having a fair market value (determined by, or in a manner approved by, the Company) that exceeds the statutory minimum applicable withholding tax without financial accounting implications or the Company is withholding in a jurisdiction that does not have a statutory minimum withholding tax, the Company may retain such number of Ordinary Shares (up to the number of shares having a fair market value equal to the maximum individual statutory rate of tax (determined by, or in a manner approved by, the Company)) as the Company shall determine in its sole discretion to satisfy the tax liability associated with any Award. Shares used to satisfy tax withholding requirements cannot be subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements.

(f) Amendment of Award. Except as otherwise provided in Sections 5(g) and 6(e) with respect to repricings and Section 11(d) with respect to actions requiring shareholder approval, the Board may amend, modify or terminate any outstanding Award, including but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or realization, and converting an Incentive Option to a Nonstatutory Option. The Participant’s consent to such action shall be required unless (i) the Board determines that the action, taking into account any related action, does not materially and adversely affect the Participant’s rights under the Plan or (ii) the change is permitted under Section 9.

(g) Conditions on Delivery of Shares. The Company will not be obligated to issue any Ordinary Shares pursuant to the Plan or to remove restrictions from shares previously issued or delivered under the Plan until (i) all conditions of the Award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company’s counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and regulations and any applicable stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

(h) Acceleration. The Board may at any time provide that any Award shall become immediately exercisable in whole or in part, free from some or all restrictions or conditions, or otherwise realizable in whole or in part, as the case may be.

11.	Miscellaneous

(a) No Right to Employment or Other Status. No person shall have any claim or right to be granted an Award by virtue of the adoption of the Plan, and the grant of an Award shall not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan, except as expressly provided in the applicable Award.

(b) No Rights as Shareholder; Clawback Policy. Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a shareholder with respect to any Ordinary Shares to be issued with respect to an Award until becoming the record shareholder of such shares. In accepting an Award under the Plan, a Participant agrees to be bound by any clawback policy the Company has in effect or may adopt in the future.

(c) Effective Date and Term of Plan. The Plan shall become effective immediately prior to the effectiveness of the Company’s registration statement for its initial public offering (the “Effective Date”). No Awards shall be granted under the Plan after the expiration of 10 years from the Effective Date, but Awards previously granted may extend beyond that date.

(d) Amendment of Plan. The Board may amend, suspend or terminate the Plan or any portion thereof at any time provided that no amendment that would require shareholder approval under the rules of the Exchange may be made effective unless and until the Company’s shareholders approve such amendment. In addition, if at any time the approval of the Company’s shareholders is required as to any other modification or amendment under Section 422 of the Code or any successor provision with respect to Incentive Options, the Board may not effect such modification or amendment without such approval. Unless otherwise specified in the amendment, any amendment to the Plan adopted in accordance with this Section 11(d) shall apply to, and be binding on the holders of, all Awards outstanding under the Plan at the time the amendment is adopted, provided the Board determines that such amendment, taking into account any related action, does not materially and adversely affect the rights of Participants under the Plan. No Award shall be made that is conditioned upon shareholder approval of any amendment to the Plan unless the Award provides that (i) it will terminate or be forfeited if shareholder approval of such amendment is not obtained within no more than 12 months from the date of grant and (ii) it may not be exercised or settled (or otherwise result in the issuance of Ordinary Shares) prior to such shareholder approval.

(e) Authorization of Sub-Plans. The Board may from time to time establish one or more sub-plans under the Plan for purposes of satisfying applicable securities, tax or other laws of various jurisdictions. The Board shall establish such sub-plans by adopting supplements to the Plan containing (i) such limitations on the Board’s discretion under the Plan as the Board deems necessary or desirable or (ii) such additional terms and conditions not otherwise inconsistent with the Plan as the Board shall deem necessary or desirable. All supplements adopted by the Board shall be deemed to be part of the Plan, but each supplement shall apply only to Participants within the affected jurisdiction and the Company shall not be required to provide copies of any supplement to Participants in any jurisdiction which is not the subject of such supplement.

(f) Compliance with Section 409A of the Code. If and to the extent (i) any portion of any payment, compensation or other benefit provided to a Participant pursuant to the Plan in connection with his or her employment termination constitutes “nonqualified deferred compensation” within the meaning of Section 409A of the Code and (ii) the Participant is a specified employee as defined in Section 409A(a)(2)(B)(i) of the Code, in each case as determined by the Company in accordance with its procedures, by which determinations the Participant (through accepting the Award) agrees that he or she is bound, such portion of the payment, compensation or other benefit shall not be paid before the day that is six months plus one day after the date of “separation from service” (as determined under Section 409A of the Code) (the “New Payment Date”), except as Section 409A of the Code may then permit. The aggregate of any payments that otherwise would have been paid to the Participant during the period between the date of separation from service and the New Payment Date shall be paid to the Participant in a lump sum on such New Payment Date, and any remaining payments will be paid on their original schedule.

The Company makes no representations or warranty and shall have no liability to the Participant or any other person if any provisions of or payments, compensation or other benefits under the Plan are determined to constitute nonqualified deferred compensation subject to Section 409A of the Code but do not to satisfy the conditions of that section.

(g) Limitations on Liability. Notwithstanding any other provisions of the Plan, no individual acting as a director, officer, employee or agent of the Company will be liable to any Participant, former Participant, spouse, beneficiary, or any other person for any claim, loss, liability, or expense incurred in connection with the Plan, nor will such individual be personally liable with respect to the Plan because of any contract or other instrument he or she executes in his or her capacity as a director, officer, employee or agent of the Company. The Company will indemnify and hold harmless each director, officer, employee or agent of the Company to whom any duty or power relating to the administration or interpretation of the Plan has been or will be delegated, against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Board’s approval) arising out of any act or omission to act concerning the Plan unless arising out of such person’s own fraud or bad faith.

(h) Governing Law. The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of the Cayman Islands, excluding choice-of-law principles of the law of any jurisdiction that would require the application of the laws of a jurisdiction other than the Cayman Islands.